FOIA CONFIDENTIAL TREATMENT REQUEST	Stewart McDowell
Direct: +1 415.393.8322 Fax: +1 415.374.8461 SMcDowell@gibsondunn.com

CONFIDENTIAL TREATMENT REQUESTED BY THE RUBICON PROJECT, INC. CERTAIN PORTIONS OF THIS LETTER FILED VIA EDGAR HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED WITH AN ASTERISK TO DENOTE SUCH OMISSIONS. THE CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

March 10, 2014

VIA EDGAR AND HAND DELIVERY

Barbara Jacobs

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	The Rubicon Project, Inc.

Registration Statement on Form S-1

File No. 333-193739

Dear Ms. Jacobs:

On behalf of The Rubicon Project, Inc. (the “Company”) and in response to Comment No. 2 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter, dated February 12, 2014, regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), confidentially submitted on January 16, 2014 and filed on February 4, 2014, this letter supplementally provides to the Staff information regarding the estimated price range to be set forth in an amendment to the Registration Statement on Form S-1 and in the preliminary prospectus circulated to investors on the Company’s road show.

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a copy of the cover letter accompanying this letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to

Barbara Jacobs

<March 10, 2014>

CONFIDENTIAL TREATMENT REQUESTED BY THE RUBICON PROJECT, INC. CERTAIN PORTIONS OF THIS LETTER FILED VIA EDGAR HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED WITH AN ASTERISK TO DENOTE SUCH OMISSIONS. THE CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. This letter is marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

The Company advises the Staff that based on current market conditions, and giving effect to the contemplated reverse stock split noted below, the Company’s estimated initial public offering price range is expected to be a two dollar range with the bottom of the range to be no less than $[***] per share and a top of the range to be no more than $[***] per share. This price range is based on an anticipated reverse stock split of 1 for 2. This price range was determined based, in large part, on discussions among the board of directors of the Company, senior management of the Company and representatives of the underwriters for the initial public offering that took place on March 9, 2014. Prior to March 9, 2014, the underwriters had not provided the Company with any formal valuation of the Company or related price range. The mid-point of the price range is [***] the fair value of the Company’s common stock as determined by the Company’s board of directors on [***], which is the last date on which the Company made grants of equity awards. The Company refers the Staff to pages 84 through 89 of the Registration Statement on Form S-1 (File No. 333-193739) filed with the Commission on March 4, 2014 for a discussion of the fair value of the Company’s common stock at various dates as determined by the Company’s board of directors.

Not giving effect to the contemplated reverse stock split, the estimated price would range between an expected low of $[***] per share and an expected high of $[***] per share. The actual price range could vary based on changes to market conditions, continuing discussions with the underwriters, as well as further business developments impacting the Company, between the date of this letter and the date the preliminary prospectus is circulated to investors. The Company confirms it will disclose a price range in an amendment to the Registration Statement on Form S-1 and in the preliminary prospectus circulated to investors on the Company’s road show.

Barbara Jacobs

<March 10, 2014>

Sincerely,

/s/ Stewart L. McDowell

Stewart L. McDowell